

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 26, 2011

Charles N. Hazen
Chief Executive Officer
Hines Global REIT, Inc.
2800 Post Oak Boulevard, Suite 5000
Houston, Texas 77056-6118

> **Re: Hines Global REIT, Inc.**
> **Post-Effective Amendment No. 5 to Form S-11**
> **Filed April 15, 2011**
> **File No. 333-156742**
>
> **Form 10-K for the Fiscal Year Ended December 31, 2010**
> **Filed March 30, 2011**
> **File No. 000-53964**

Dear Mr. Hazen:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   We note that you incorporate by reference your Form 10-K for the fiscal year ended December 31, 2010. We further note that in your certifications, you did not include the phrase in paragraph 4: "and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) . . . ." Please amend your Form 10-K to provide the correct certifications. Please refer to Regulation S-K, Compliance and Disclosure Interpretation Question 246.13, which can be found on our website, for guidance.

Our Real Estate Investments, page 85

2.   We note that the lease expiration table provided on a portfolio basis does not disclose the percentage of gross annual rental represented by the expiring leases. In future filings, please expand your disclosure accordingly.

3.   We note that you disclose the average effective annual gross rent per leased square foot for your properties. Based on the definition provided, it is unclear if such disclosure takes into account tenant concessions. To the extent tenant concessions, such as free rent, are not reflected in your calculations, please expand your disclosure to quantify how concessions would impact the calculations.

Funds from Operations and Modified Funds from Operation, page 141

4.   Please revise this section to more clearly explain how MFFO is useful to an investor. To the extent you believe that MFFO is a useful measure for investors to evaluate historical performance, please provide more detailed disclosure on why, particularly given that the measure may exclude significant acquisition costs and impairments, both of which may have reduced the value of the shares offered, and both of which relate to key aspects of your buy and hold strategy. Please also specify in detail the limitations for an investor of using MFFO as a historical performance measure. Alternatively, if you believe that MFFO may be a useful for an investor assessing the sustainability of current performance in the future, please provide more detailed disclosure on the limits of this usefulness. To the extent you include disclosure on the usefulness of the measure to management, please clearly separate this discussion from the discussion of the usefulness to investors.

5.   Refer to your reconciliation table on page 143. Please disclose your GAAP earnings per share and your FFO per share in the table with your MFFO per share.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, before we can declare the amended registration statement effective, the company should provide us with a letter, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

Charles N. Hazen
Hines Global REIT, Inc.
April 26, 2011
Page 3

- the company may not assert staff comments and the declaration of effectiveness as a
  defense in any proceeding initiated by the Commission or any person under the federal
  securities laws of the United States.

   Please contact Erin E. Martin, Attorney-Advisor, at (202) 551-3391 or me at (202) 551-
3852 with any other questions.

                                                            Sincerely,

                                                            Michael McTiernan
                                                            Assistant Director

cc: Judith D. Fryer, Esq.
    Alice L. Connaughton, Esq.
    Via facsimile (212) 801-6400